Exhibit 99.1

Transition Therapeutics Announces Exercise of TT-401 Rights by Lilly

TORONTO, ON, June 17th, 2013 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) announced that Eli Lilly and Company (“Lilly”) has exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition will receive a US$7 million milestone payment.

Lilly and Transition have amended their agreement to address future development of TT-401 and associated financial arrangements. Lilly will assume all costs and perform all future development and commercialization activities of TT-401. Transition will contribute payment of US$14 million to Lilly in three separate installments during the Phase 2 clinical study. If TT-401 is successfully commercialized, Transition will be eligible to receive approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a double-digit royalty on sales of TT-401 products and a low single digit royalty on related compounds.

“We are encouraged by the early data seen to date with TT-401, and are pleased by the efficient and thorough process by which Transition Therapeutics conducted the Phase 1 studies,” said David Moller, vice president of endocrine and cardiovascular research and clinical investigation for Lilly. “We look forward to continuing the development of TT-401, as it supports our strategy of offering a broad portfolio of therapies for people with diabetes.”

“We are very pleased with Lilly’s commitment to the development of TT-401. The Phase 2 efficacy study and parallel product development work will be performed by Lilly’s world-class clinical development team. Our additional financial contribution secures a greater vested interest for Transition, and we welcome the opportunity to invest in this drug candidate that has shown encouraging data in the recently announced human proof-of-concept study,” said Dr. Tony Cruz, chairman and chief executive officer of Transition.

TT-401 is a dual agonist of the GLP-1 (Glucagon-Like Peptide-1) and glucagon receptors which is being developed to treat type 2 diabetes and accompanying obesity. In March 2010, Transition entered into a licensing and collaboration agreement with Eli Lilly and Company, where Transition acquired the rights to a series of pre-clinical compounds from Lilly, including TT-401 for the treatment of type 2 diabetes.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and bipolar disorder. Transition’s lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz

Chief Executive Officer

Transition Therapeutics Inc.

Phone: 416-260-7770, x.223

tcruz@transitiontherapeutics.com